UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 13)*

Acucela Inc.

(Name of Issuer)

Common Stock, no par value

(Title of Class of Securities)

00510T 109

(CUSIP Number)

Masashi Okuyama

Legal & Compliance Dept. of SBI Holdings, Inc.

SBI Holdings, Inc.

Izumi Garden Tower 19F, 1-6-1 Roppongi, Minato-ku, Tokyo 106-6019, Japan

+81-3-6229-0122

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

June 27, 2016

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g) check the following box:  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 00510T 109

1	Name of reporting person: SBI Holdings, Inc.
2	Check the appropriate box if a member of a group (a) ☒ (b) ☐ Please see response to Item 5
3	SEC use only
4	Source of funds OO
5	Check box if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place of organization Japan
Number of shares beneficially owned by each reporting person with	7	Sole voting power -0-
	8	Shared voting power 14,224,925
	9	Sole dispositive power -0-
	10	Shared dispositive power 14,224,925
11	Aggregate amount beneficially owned by each reporting person 14,224,925
12	Check box if the aggregate amount in Row (11) excludes certain shares ☐
13	Percent of class represented by amount in Row (11) 38.0% (1)
14	Type of reporting person CO (Corporation organized in Japan)

(1)	The calculations set forth in Row (13) for each Reporting Person is based on 37,445,276 shares of Common Stock, no par value, outstanding as of April 27, 2016, as reported on the Form 10-Q for the fiscal quarter ended March 31, 2016, filed by the Issuer with the Securities and Exchange Commission on May 10, 2016.

CUSIP No. 00510T 109

1	Name of reporting person: SBI Capital Management Co., Ltd.
2	Check the appropriate box if a member of a group (a) ☒ (b) ☐ Please see response to Item 5
3	SEC use only
4	Source of funds OO
5	Check box if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place of organization Japan
Number of shares beneficially owned by each reporting person with	7	Sole voting power -0-
	8	Shared voting power -0-
	9	Sole dispositive power -0-
	10	Shared dispositive power -0-
11	Aggregate amount beneficially owned by each reporting person -0-
12	Check box if the aggregate amount in Row (11) excludes certain shares ☐
13	Percent of class represented by amount in Row (11) 0.0%
14	Type of reporting person CO (Corporation organized in Japan)

CUSIP No. 00510T 109

1	Name of reporting person: SBI Investment Co., Ltd.
2	Check the appropriate box if a member of a group (a) ☒ (b) ☐ Please see response to Item 5
3	SEC use only
4	Source of funds OO
5	Check box if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place of organization Japan
Number of shares beneficially owned by each reporting person with	7	Sole voting power -0-
	8	Shared voting power -0-
	9	Sole dispositive power -0-
	10	Shared dispositive power -0-
11	Aggregate amount beneficially owned by each reporting person -0-
12	Check box if the aggregate amount in Row (11) excludes certain shares ☐
13	Percent of class represented by amount in Row (11) 0.0%
14	Type of reporting person CO (Corporation organized in Japan)

CUSIP No. 00510T 109

1	Name of reporting person: SBI Incubation Co., Ltd.
2	Check the appropriate box if a member of a group (a) ☒ (b) ☐ Please see response to Item 5
3	SEC use only
4	Source of funds OO
5	Check box if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place of organization Japan
Number of shares beneficially owned by each reporting person with	7	Sole voting power -0-
	8	Shared voting power 8,028,056
	9	Sole dispositive power -0-
	10	Shared dispositive power 8,028,056
11	Aggregate amount beneficially owned by each reporting person 8,028,056
12	Check box if the aggregate amount in Row (11) excludes certain shares ☐
13	Percent of class represented by amount in Row (11) 21.4%
14	Type of reporting person CO (Corporation organized in Japan)

CUSIP No. 00510T 109

1	Name of reporting person: BIOVISION Life Science Fund No.1
2	Check the appropriate box if a member of a group (a) ☒ (b) ☐ Please see response to Item 5
3	SEC use only
4	Source of funds OO
5	Check box if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place of organization Japan
Number of shares beneficially owned by each reporting person with	7	Sole voting power -0-
	8	Shared voting power -0-
	9	Sole dispositive power -0-
	10	Shared dispositive power -0-
11	Aggregate amount beneficially owned by each reporting person -0-
12	Check box if the aggregate amount in Row (11) excludes certain shares ☐
13	Percent of class represented by amount in Row (11) 0.0%
14	Type of reporting person PN (Limited partnership organized in Japan)

CUSIP No. 00510T 109

1	Name of reporting person: SBI Bio Life Science Investment LPS
2	Check the appropriate box if a member of a group (a) ☒ (b) ☐ Please see response to Item 5
3	SEC use only
4	Source of funds OO
5	Check box if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place of organization Japan
Number of shares beneficially owned by each reporting person with	7	Sole voting power -0-
	8	Shared voting power -0-
	9	Sole dispositive power -0-
	10	Shared dispositive power -0-
11	Aggregate amount beneficially owned by each reporting person -0-
12	Check box if the aggregate amount in Row (11) excludes certain shares ☐
13	Percent of class represented by amount in Row (11) 0.0%
14	Type of reporting person PN (Limited partnership organized in Japan)

CUSIP No. 00510T 109

1	Name of reporting person: SBI BB Mobile Investment LPS
2	Check the appropriate box if a member of a group (a) ☒ (b) ☐ Please see response to Item 5
3	SEC use only
4	Source of funds OO
5	Check box if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place of organization Japan
Number of shares beneficially owned by each reporting person with	7	Sole voting power -0-
	8	Shared voting power -0-
	9	Sole dispositive power -0-
	10	Shared dispositive power -0-
11	Aggregate amount beneficially owned by each reporting person -0-
12	Check box if the aggregate amount in Row (11) excludes certain shares ☐
13	Percent of class represented by amount in Row (11) 0.0%
14	Type of reporting person PN (Limited partnership organized in Japan)

CUSIP No. 00510T 109

1	Name of reporting person: SBI Phoenix No. 1 Investment LPS
2	Check the appropriate box if a member of a group (a) ☒ (b) ☐ Please see response to Item 5
3	SEC use only
4	Source of funds OO
5	Check box if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place of organization Japan
Number of shares beneficially owned by each reporting person with	7	Sole voting power -0-
	8	Shared voting power -0-
	9	Sole dispositive power -0-
	10	Shared dispositive power -0-
11	Aggregate amount beneficially owned by each reporting person -0-
12	Check box if the aggregate amount in Row (11) excludes certain shares ☐
13	Percent of class represented by amount in Row (11) 0.0%
14	Type of reporting person PN (Limited partnership organized in Japan)

SCHEDULE 13D

Acucela Inc.

EXPLANATORY NOTE

The Statement on Schedule 13D originally filed by the persons named therein with the Securities and Exchange Commission on February 20, 2014, as amended by Amendment No. 1 dated September 30, 2014 and filed October 10, 2014; Amendment No. 2 dated January 28, 2015 and filed January 30, 2015; Amendment No. 3 dated March 2, 2015 and filed March 3, 2015; Amendment No. 4 dated March 13, 2015 and filed March 17, 2015; Amendment No. 5 dated March 31, 2015 and filed April 3, 2015; Amendment No. 6 dated and filed April 8, 2015; Amendment No. 7 dated May 1, 2015 and filed May 14, 2015; Amendment No. 8 dated November 26, 2015 and filed December 1, 2015; Amendment No. 9 dated June 3, 2016 and filed June 7, 2016; Amendment No. 10 dated June 15, 2016 and filed June 17, 2016; Amendment No. 11 dated June 20, 2016 and filed June 23, 2016; and Amendment No. 12 dated June 23, 2016 and filed June 27, 2016 (as so amended, the “Statement”), is hereby amended with respect to the items set forth below by this Amendment No. 13 (this “Amendment”). Capitalized terms used herein and not otherwise defined have the meanings assigned to such terms in the Statement. Except as otherwise provided herein, each Item of the Statement remains unchanged.

Item 2.	Identity and Background.

Item 2 of the Statement is amended by (i) deleting the last paragraph, and (ii) adding the following paragraphs at the end thereof:

“As a result of the Share Transfers, as defined in Item 3, SBI Capital Management Co., Ltd., BIOVISION Life Science Fund No. 1, SBI Bio Life Science Investment LPS, SBI BB Mobile Investment LPS, SBI Phoenix No. 1 Investment LPS, and SBI Investment Co., Ltd. (as the sole general partner of BIOVISION Life Science Fund No. 1, SBI Bio Life Science Investment LPS, SBI BB Mobile Investment LPS, and SBI Phoenix No. 1 Investment LPS) are no longer members of the Section 13(d) group and shall cease to be Reporting Persons immediately upon the filing of this Amendment.

During the past five years, none of the Reporting Persons, nor, to the knowledge of the Reporting Persons, any of the persons listed on Schedule A hereto, has been (i) convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors), or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.”

Item 3.	Source and Amount of Funds or Other Consideration.

Item 3 of the Statement is hereby amended by adding the following paragraph to the end thereof:

“As of June 27, 2016, the following transfers occurred between the Reporting Persons (collectively, the “Share Transfers”):

•	The 1,777,778 shares of Common Stock held by BIOVISION Life Science Fund No. 1 were transferred to SBI Capital Management Co., Ltd. for consideration of ¥2,310 per share of Common Stock;

•	The 1,871,250 shares of Common Stock held by SBI Bio Life Science Investment LPS were transferred to SBI Capital Management Co., Ltd. for consideration of ¥2,310 per share of Common Stock;

•	The 258,582 shares of Common Stock held by SBI BB Mobile Investment LPS were transferred to SBI Capital Management Co., Ltd. for consideration of ¥2,310 per share of Common Stock; and

•	The 252,505 shares of Common Stock held by SBI Phoenix No. 1 Investment LPS were transferred to SBI Capital Management Co., Ltd. for consideration of ¥2,310 per share of Common Stock; and

•	The 6,196,869 shares of Common Stock held by SBI Capital Management Co., Ltd. were transferred to SBI Holdings, Inc. for consideration of ¥2,310 per share of Common Stock.

The funds for the Share Transfers were provided from SBI Capital Management Co., Ltd. and SBI Holdings, Inc.’s available cash resources.”

Item 4.	Purpose of Transaction.

Item 4 of the Statement is hereby deleted and replaced with the following:

“Purpose of the Transaction.

As of June 27, 2016, (i) the 1,777,778 shares of Common Stock held by BIOVISION Life Science Fund No. 1, (ii) the 1,871,250 shares of Common Stock held by SBI Bio Life Science Investment LPS, (iii) the 258,582 shares of Common Stock held by SBI BB Mobile Investment LPS, and (iv) the 252,505 shares of Common Stock held by SBI Phoenix No. 1 Investment LPS were transferred to SBI Capital Management Co., Ltd.; and the 6,196,869 shares of Common Stock held by SBI Capital Management Co., Ltd. were transferred to SBI Holdings, Inc. in the Share Transfer. As a result of the Share Transfer, (i) SBI Capital Management Co., Ltd., (ii) BIOVISION Life Science Fund No. 1, (iii) SBI Bio Life Science Investment LPS, (iv) SBI BB Mobile Investment LPS, (v) SBI Phoenix No. 1 Investment LPS, and (vi) SBI Investment Co., Ltd. (as the sole general partner of BIOVISION Life Science Fund No. 1, SBI Bio Life Science Investment LPS, SBI BB Mobile Investment LPS, and SBI Phoenix No. 1 Investment LPS) are no longer members of the Section 13(d) group.

The Reporting Persons acquired the Common Stock reported on this Statement for investment purposes. The Reporting Persons intend to hold the Common Stock as a mid- to long-term investment in the ordinary course of business and not for the purpose of or with the effect of changing or influencing the control of the Issuer. The Reporting Persons reserve the right to change their purpose with respect to the Issuer at any time and from time to time.

Plans or Proposals. Although the Reporting Persons currently intend to hold the Common Stock as a mid- to long-term investment, they may, from time to time, in the ordinary course of business, depending on the factors discussed herein and the objectives of the Reporting Persons, seek to purchase, acquire, retain, sell, assign, transfer, endorse, pledge, hypothecate and otherwise dispose of all or a portion of the Common Stock in the open market or in privately negotiated transactions. Any actions the Reporting Persons might undertake will be dependent upon the Reporting Persons’ review of numerous factors, including, among other things, the price levels of the Common Stock; general market and economic conditions; ongoing evaluation of the Issuer’s business, financial condition, operations and prospects; the relative attractiveness of alternative business and investment opportunities; the objectives of the Reporting Persons; and other future developments.

Except as described herein, none of the Reporting Persons have present plans or proposals that relate to or would result in any of the actions described in Items 4(a) through (j) of Schedule 13D.”

Item 5.	Interest in Securities of the Issuer.

Item 5(a), (b) and (c) of the Statement are hereby deleted and replaced with the following:

“(a), (b)

As of the date hereof, each of the Reporting Persons may be deemed to beneficially own the aggregate number of and percentage of Common Stock listed opposite its name:

Reporting Person	Amount Beneficially Owned[1]	Percent of Class[2]	Sole power to vote or direct the vote	Shared power to vote or direct the vote	Sole power to dispose or direct the disposition of	Shared power to dispose or direct the disposition of
SBI Holdings, Inc.	14,224,925	38.0%	0	14,224,925	0	14,224,925
SBI Capital Management Co., Ltd.	0	0%	0	0	0	0
SBI Investment Co., Ltd.	0	0%	0	0	0	0
SBI Incubation Co., Ltd.	8,028,056	21.4%	0	8,028,056	0	8,028,056
BIOVISION Life Science Fund No.1	0	0%	0	0	0	0
SBI Bio Life Science Investment LPS	0	0%	0	0	0	0
SBI BB Mobile Investment LPS	0	0%	0	0	0	0
SBI Phoenix No. 1 Investment LPS	0	0%	0	0	0	0

[1]	Each of the Reporting Persons expressly disclaims beneficial ownership of the Common Stock, except to the extent of such Reporting Person’s pecuniary interest therein.
[2]	The percentage ownership is based upon 37,445,276 outstanding shares as reported by the Issuer in its Form 10-Q filed with the Securities and Exchange Commission on May 10, 2016.

(c) Other than with respect to the Share Transfers, none of (i) the Reporting Persons and, (ii) to the Reporting Persons’ knowledge, the persons set forth on Schedule A hereto has effected any transaction in the Issuer’s Common Stock during the past 60 days.”

SIGNATURE

After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: June 30, 2016

SBI HOLDINGS, INC.

By:	/s/ Yoshitaka Kitao
Name:	Yoshitaka Kitao
Title:	Representative Director, President & CEO

SBI CAPITAL MANGEMENT CO., LTD.

SBI INVESTMENT CO., LTD.,

SBI INCUBATION CO., LTD.,

BIOVISION LIFE SCIENCE FUND NO.1,

SBI BIO LIFE SCIENCE INVESTMENT LPS,

SBI BB MOBILE INVESTMENT LPS,

AND

SBI PHOENIX NO. 1 INVESTMENT LPS,

By:	/s/ Katsuya Kawashima
Name:	Katsuya Kawashima
Title:	Authorized Signatory